EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2018 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2018 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under the International Financial Reporting Standards.

1.	Important Notice

1.1

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

On 25 October 2018, the 2018 Third Quarter Report of the Company was considered and approved at the sixth meeting of the sixth session of the Board of the Company. Of the twelve Directors of the Company, nine attended the Board Meeting. Executive Directors Lin Dairen, Xu Hengping and Xu Haifeng, Non-executive Directors Liu Huimin and Su Hengxuan, and Independent Non-executive Directors Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie attended the meeting. Chairman and Executive Director Yang Mingsheng could not attend the meeting due to other business, and gave written authorization to Executive Director Lin Dairen to act as his proxy to attend, vote and chair the meeting. Non-executive Directors Yuan Changqing and Yin Zhaojun could not attend the meeting due to other business, and gave written authorization to Non-executive Directors Su Hengxuan and Liu Huimin, respectively, to act as proxies to attend and vote at the meeting.

1.3	The Company’s 2018 third quarter financial report is unaudited.

1.4

Mr. Yang Mingsheng, Chairman of the Company, Mr. Zhao Lijun, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Accounting Department, confirm that the financial reports in this 2018 third quarter report are true, accurate and complete.

2.	The Company’s Basic Information

2.1	Major financial data

(Currency: RMB)

	As at 30 September 2018	As at 31 December 2017	Increase/(decrease) compared to 31 December 2017
Total assets (million)	3,116,499	2,897,591	7.6%
Total equity holders’ equity (million)	330,385	320,933	2.9%
Ordinary share holders’ equity per share (RMB per share)	11.41	11.08	3.0%

	For the nine months ended 30 September 2018	For the nine months ended 30 September 2017	Increase/(decrease) compared to the same period of 2017
Net cash flows from operating activities (million)	76,433	179,789	-57.5%
Net cash flows from operating activities per share (RMB per share)	2.70	6.36	-57.5%

	For the nine months ended 30 September 2018	For the nine months ended 30 September 2017	Increase/(decrease) compared to the same period of 2017
Operating income (million)	540,967	547,665	-1.2%
Net profit attributable to equity holders of the Company (million)	19,869	26,825	-25.9%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	20,049	26,902	-25.5%
Earnings per share (basic and diluted) (RMB per share)	0.69	0.94	-26.2%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.70	0.94	-25.7%
Weighted average ROE (%)	6.13	8.68	A decrease of 2.55 percentage points
Weighted average ROE after deducting non-recurring items (%)	6.18	8.70	A decrease of 2.52 percentage points

Note:

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

In the first three quarters of 2018, facing the complicated and severe external environment, the Company adhered to its strategic consistency and tactical flexibility, and steadily pushed forward various tasks according to the requirements for high-quality development. Firstly, the Company firmly remained a market-leading position, and renewal premiums became stronger driving force for the business development. In the first three quarters of 2018, the Company achieved revenues from insurance business1 of RMB468,534 million, an increase of 4.1% year-on-year, maintaining its leading position in the market. In particular, the Company recorded renewal premiums of RMB316,285 million, an increase of 28.7% year-on-year, which demonstrated the strong driving force of the renewal business. Secondly, the Company promoted the product diversification strategy in great depth, and its business structure was constantly optimized. The percentage of premiums from the top five insurance categories in long-term first-year premiums decreased by 17.4 percentage points year-on-year, and the long-term protection-oriented business developed at a faster speed. As at 30 September 2018, the surrender rate was 4.45%. Thirdly, the sales force remained stable in its size with enhanced quality, and the sales transformation began to take effect. As at 30 September 2018, the scale of the Company’s sales force reached 1.83 million, which was basically flat as compared to the end of June 2018. In particular, the number of exclusive individual agents in the exclusive individual agent channel reached 1.455 million, an increase of 14,000 agents from the end of June 2018. Meanwhile, the average agents on a monthly basis for the sale of protection-oriented products increased by 49.7% year-on-year, with the quality of the sales force improved. Fourthly, the allocation in fixed income assets was satisfactory but equity investment income was under pressure. As at 30 September 2018, the Company’s investment assets were RMB2,787,721 million. In the third quarter of 2018, the Company continued to seize the opportunity of the interest rate hike and increased its investment in fixed income assets with long duration. The Company also consistently optimized the structure of its equity assets allocation. However, the equity assets income of the Company in the open market declined significantly due to the impact of the prolonged downturn in the domestic stock market. In the first three quarters of 2018, gross investment yield2 was 3.32%, a decrease of 1.80 percentage points year-on-year; net investment yield3 was 4.60%, a decrease of 0.39 percentage point year-on-year. As affected by the continuous decline of the capital market, net profit attributable to equity holders of the Company was RMB19,869 million, a decrease of 25.9% year-on-year. Finally, the Company’s comprehensive strengths were enhanced. As at 30 September 2018, the Company’s total assets reached RMB3,116,499 million, an increase of 7.6% as compared to the end of 2017, ranking first in the industry. Both of the Company’s core solvency ratio and comprehensive solvency ratio reached 262.17%.

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.
[2]

Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/273}×365

[3]

Net investment yield = {[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2]/273}×365

For the next stage, the Company will focus on its annual targets and take proactive actions to fulfill the overall tasks for the year 2018, by sticking to the general keynote of “making steady progress” and the requirements for high-quality development, and adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”. Moreover, the Company will develop scientific plans for the year 2019, and forge ahead with courage and persistent efforts for the purpose of achieving satisfactory results.

Non-recurring Items and Amounts

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2018
Gains/(losses) on disposal of non-current assets	11	14
Government subsidies recognized in current gains/(losses)	16	33
Net non-recurring items other than those mentioned above	(112)	(284)
Effect of income tax	21	59
Attributable to non-controlling interests	1	(2)

Total	(63)	(180)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2 Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of holders of A Shares: 135,112
Number of holders of H Shares: 28,015

	Particulars of the top ten shareholders				Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—

HKSCC Nominees Limited	Overseas legal person	25.90%	7,321,787,185	—	—

China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,712,461	—	—

Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—

Hong Kong Securities Clearing Company Limited	Overseas legal person	0.10%	29,277,307	—	—

China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.05%	14,601,652	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—

National Social Security Fund Portfolio 407	State-owned legal person	0.03%	9,449,731	—	—

Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

3.  Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐  Applicable            ☑  Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☑  Applicable            ☐  Not applicable

(1)	Changes in key financial indicators and the reasons

RMB million

Key financial indicators	As at 30 September 2018	As at 31 December 2017	Increase/ (decrease)	Main reasons
Total assets	3,116,499	2,897,591	7.6%	Accumulation of the assets from insurance business and investment business
Total liabilities	2,781,321	2,572,281	8.1%	An increase in insurance reserves
Total equity holders’ equity	330,385	320,933	2.9%	Due to the effect of profits during the Reporting Period

RMB million

Key financial indicators	For the nine months ended 30 September 2018	For the nine months ended 30 September 2017	Increase/ (decrease)	Main reasons
Operating profit	25,360	32,679	-22.4%	A significant decrease in equity income in open market due to the dramatic volatility in domestic capital market
Net profit attributable to equity holders of the Company	19,869	26,825	-25.9%	A significant decrease in equity income in open market due to the dramatic volatility in domestic capital market

(2)	Material changes in major accounting items and the reasons

RMB million

Key financial indicators	As at 30 September 2018	As at 31 December 2017	Increase/ (decrease)	Main reasons

Cash fund	67,579	50,189	34.6%	The needs for liquidity management

Securities purchased under agreements to resell	6,126	36,184	-83.1%	The needs for liquidity management

Premiums receivables	31,986	14,121	126.5%	Accumulation of renewal premiums

Investment properties	7,035	3,064	129.6%	An increase of investment properties

Securities sold under agreements to repurchase	119,626	87,309	37.0%	The needs for liquidity management

Unearned premium reserves	20,231	12,289	64.6%	Development of short-term insurance business and the variation of its business schedule

RMB million

Key financial indicators	For the nine months ended 30 September 2018	For the nine months ended 30 September 2017	Increase/ (decrease)	Main reasons

Fair value gains/(losses)	(5,412)	4,557	N/A	Fluctuation of the market value of the financial assets at fair value through profit or loss

Impairment losses	5,596	2,189	155.6%	An increase in equity investment assets identified to be impaired

3.2	Explanation and analysis of significant events and their impacts and solutions

☐  Applicable             ☑  Not applicable

3.3	Undertakings were not implemented in due time during the reporting period

☑  Applicable             ☐  Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable             ☑  Not applicable

This announcement is published in both Chinese and English. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 25 October 2018

4.	Appendix

4.1	Balance sheet as at 30 September 2018 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 30 September 2018 Group	As at 31 December 2017 Group	As at 30 September 2018 Company	As at 31 December 2017 Company
Assets
Cash fund	67,579	50,189	64,210	44,176
Financial assets at fair value through profit or loss	159,345	136,808	146,082	127,543
Securities purchased under agreements to resell	6,126	36,184	6,084	35,760
Interest receivables	50,397	50,395	49,944	50,044
Premiums receivables	31,986	14,121	31,986	14,121
Receivables from reinsurers	21	64	21	64
Unearned premium reserves receivable from reinsurers	606	527	606	527
Claim reserves receivable from reinsurers	198	104	198	104
Reserves for life insurance receivables from reinsurers	285	281	285	281
Reserves for long-term health insurance receivables from reinsurers	2,629	2,070	2,629	2,070
Other receivables	10,311	22,078	9,219	20,967
Loans	432,111	383,504	428,422	381,253
Term deposits	452,569	449,400	446,763	444,279
Available-for-sale financial assets	875,307	810,734	863,127	797,108
Held-to-maturity investments	781,316	717,037	780,540	716,346
Long-term equity investments	173,619	161,472	185,095	171,537
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	7,035	3,064	1,361	1,401
Constructions in progress	20,295	16,696	16,829	10,951
Fixed assets	25,495	25,384	24,299	24,743
Intangible assets	8,033	6,406	7,344	5,694
Other assets	4,894	4,728	4,764	4,577
Separate account assets	9	12	9	12

Total Assets	3,116,499	2,897,591	3,075,470	2,859,211

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.1 Balance sheet as at 30 September 2018 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 30 September 2018 Group	As at 31 December 2017 Group	As at 30 September 2018 Company	As at 31 December 2017 Company
LIABILITIES AND EQUITY
Liabilities
Short-term borrowings	1,013	780	—	—
Financial liabilities at fair value through profit or loss	2,970	2,529	—	—
Derivative financial liabilities	1,563	—	1,563	—
Securities sold under agreements to repurchase	119,626	87,309	116,894	85,316
Premiums received in advance	2,642	18,505	2,642	18,505
Brokerage and commission payable	4,798	5,659	4,798	5,659
Reinsurance payable	1,112	790	1,112	790
Salary and welfare payable	7,019	10,962	6,129	10,103
Taxes payable	3,820	6,887	3,671	6,720
Claims payable	49,291	44,820	49,291	44,820
Policyholder dividends payable	82,578	83,910	82,578	83,910
Other payable	10,841	10,254	9,893	9,722
Policyholder deposits	252,972	232,488	252,972	232,488
Unearned premium reserves	20,231	12,289	20,231	12,289
Claim reserves	15,211	13,778	15,211	13,778
Reserves for life insurance	2,058,961	1,915,324	2,058,961	1,915,324
Reserves for long-term health insurance	101,064	83,742	101,064	83,742
Long-term borrowings	19,354	18,014	—	—
Deferred tax liabilities	2,985	4,871	2,967	4,501
Other liabilities	23,261	19,358	15,708	13,047
Separate account liabilities	9	12	9	12

Total liabilities	2,781,321	2,572,281	2,745,694	2,540,726

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	54,730	55,142	54,073	54,485
Accumulated other comprehensive income	(2,055)	(3,544)	(2,216)	(4,335)
Surplus reserve	66,754	63,536	66,706	63,488
General reserve	30,637	30,541	30,172	30,172
Retained earnings	144,263	139,202	144,985	138,619

Attributable to equity holders of the Company	330,385	320,933

Non-controlling interests	4,793	4,377

Total equity	335,178	325,310	329,776	318,485

Total liabilities and equity	3,116,499	2,897,591	3,075,470	2,859,211

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2 Income statement for the third quarter of 2018 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2018 Group	2017 Group	2018 Company	2017 Company
1. Operating income	540,967	547,665	539,798	545,095
Premiums earned	457,295	438,937	457,295	438,937
Premium income	468,534	449,992	468,534	449,992

Including: Reinsurance premium income	5	3	5	3

Less: Premiums ceded to reinsurers	(3,376)	(2,737)	(3,376)	(2,737)
Change in unearned premium reserves	(7,863)	(8,318)	(7,863)	(8,318)
Investment income	83,870	99,306	83,623	98,460

Including: Share of profit of associates and joint ventures	6,150	5,768	6,141	5,653

Fair value gains/(losses)	(5,412)	4,557	(5,199)	4,473
Foreign exchange gains/(losses)	(411)	9	318	(332)
Gains/(losses) on disposal of assets	18	2	18	1
Other gains	19	11	14	7
Other operating income	5,588	4,843	3,729	3,549
2. Operating expenses	(515,607)	(514,986)	(513,916)	(513,863)
Surrenders	(107,826)	(85,651)	(107,826)	(85,651)
Claims expense	(143,524)	(162,180)	(143,524)	(162,180)
Less: Claims recoverable from reinsurers	1,642	1,012	1,642	1,012
Increase in insurance contracts reserve	(162,355)	(165,836)	(162,355)	(165,836)
Less: Insurance reserves recoverable from reinsurers	657	481	657	481
Policyholder dividends resulting from participation in profits	(11,706)	(15,914)	(11,706)	(15,914)
Tax and surcharges	(512)	(501)	(444)	(475)
Underwriting and policy acquisition costs	(48,452)	(49,581)	(48,452)	(49,581)
Administrative expenses	(23,528)	(22,017)	(22,089)	(20,754)
Less: Expenses recoverable from reinsurers	196	548	196	548
Other operating expenses	(14,603)	(13,158)	(14,434)	(13,324)
Impairment losses	(5,596)	(2,189)	(5,581)	(2,189)

3. Operating profit	25,360	32,679	25,882	31,232

Add: Non-operating income	43	53	32	53
Less: Non-operating expenses	(317)	(169)	(317)	(166)

4. Net profit before income tax	25,086	32,563	25,597	31,119

Less: Income tax expenses	(4,778)	(5,346)	(4,519)	(5,097)

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2 Income statement for the third quarter of 2018 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2018 Group	2017 Group	2018 Company	2017 Company
5. Net profit	20,308	27,217	21,078	26,022

According to operating continuity:
– Net profit from continuing operations	20,308	27,217	21,078	26,022
– Net profit from discontinuing operations	—	—	—	—
According to ownership of the company:
– Equity holders of the Company	19,869	26,825
– Non-controlling interests	439	392
6. Earnings per share
Basic earnings per share	RMB0.69	RMB0.94
Diluted earnings per share	RMB0.69	RMB0.94
7. Other Comprehensive income	1,510	(764)	2,119	(1,558)
Other comprehensive income attributable to equity holders of the Company (net of tax)	1,489	(742)
Other comprehensive income that may be reclassified to profit or loss	1,489	(742)	2,119	(1,558)
Fair value gains/(losses) on available-for-sale financial assets	(8,314)	(2,873)	(7,496)	(3,518)
Less: Amount transferred to net profit from other comprehensive income	10,720	1,748	10,718	1,746
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(1,750)	668	(1,750)	668
Other comprehensive income that may be transferred to profit or loss under the equity method	632	32	520	(287)
Exchanges differences on translating foreign operations	201	(317)	127	(167)
Other comprehensive income that will not be reclassified to profit or loss	—	—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)	21	(22)

8. Total Comprehensive income	21,818	26,453	23,197	24,464

– Attributable to equity holders of the Company	21,358	26,083
– Attributable to non-controlling interests	460	370

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2 Income statement for the third quarter of 2018 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 30 September		For the three months ended 30 September
	2018 Group	2017 Group	2018 Company	2017 Company
1. Operating income	133,795	146,233	133,557	145,102
Premiums earned	108,310	102,667	108,310	102,667
Premium income	108,052	104,025	108,052	104,025

Including: Reinsurance premium income	2	2	2	2

Less: Premiums ceded to reinsurers	(943)	(975)	(943)	(975)
Change in unearned premium reserves	1,201	(383)	1,201	(383)
Investment income	24,480	41,035	24,082	40,406

Including: Share of profit of associates and joint ventures	2,014	2,103	1,853	1,844

Fair value gains/(losses)	(152)	844	(106)	1,044
Foreign exchange gains/(losses)	(513)	51	194	(154)
Gains/(losses) on disposal of assets	11	3	11	2
Other gains	11	2	10	2
Other operating income	1,648	1,631	1,056	1,135
2. Operating expenses	(130,049)	(129,537)	(129,588)	(129,148)
Surrenders	(7,713)	(12,632)	(7,713)	(12,632)
Claims expense	(47,932)	(38,284)	(47,932)	(38,284)
Less: Claims recoverable from reinsurers	714	423	714	423
Increase in insurance contracts reserve	(43,263)	(46,481)	(43,263)	(46,481)
Less: Insurance reserves recoverable from reinsurers	107	138	107	138
Policyholder dividends resulting from participation in profits	(2,394)	(7,838)	(2,394)	(7,838)
Tax and surcharges	(113)	(131)	(105)	(125)
Underwriting and policy acquisition costs	(12,745)	(12,767)	(12,745)	(12,767)
Administrative expenses	(7,777)	(7,568)	(7,277)	(7,076)
Less: Expenses recoverable from reinsurers	59	240	59	240
Other operating expenses	(4,665)	(4,135)	(4,714)	(4,244)
Impairment losses	(4,327)	(502)	(4,325)	(502)

3. Operating profit	3,746	16,696	3,969	15,954

Add: Non-operating income	19	12	15	13
Less: Non-operating expenses	(126)	(74)	(126)	(74)

4. Net profit before income tax	3,639	16,634	3,858	15,893

Less: Income tax expenses	(34)	(1,909)	59	(1,836)

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2 Income statement for the third quarter of 2018 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 30 September		For the three months ended 30 September
		2018 Group	2017 Group	2018 Company	2017 Company
5.	Net profit	3,605	14,725	3,917	14,057

	According to operating continuity:
	– Net profit from continuing operations	3,605	14,725	3,917	14,057
	– Net profit from discontinuing operations	—	—	—	—
	According to ownership of the company:
	– Equity holders of the Company	3,446	14,583
	– Non-controlling interests	159	142
6.	Earnings per share
	Basic earnings per share	RMB0.12	RMB0.51
	Diluted earnings per share	RMB0.12	RMB0.51
7.	Other Comprehensive income	3,759	(376)	2,909	(175)
	Other comprehensive income attributable to equity holders of the Company (net of tax)	3,740	(367)
	Other comprehensive income that may be reclassified to profit or loss	3,740	(367)	2,909	(175)
	Fair value gains/(losses) on available-for-sale financial assets	(3,058)	750	(3,600)	939
	Less: Amount transferred to net profit from other comprehensive income	7,401	(1,511)	7,391	(1,510)
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(945)	521	(945)	521
	Other comprehensive income that may be transferred to profit or loss under the equity method	3	(15)	4	(15)
	Exchanges differences on translating foreign operations	339	(112)	59	(110)
	Other comprehensive income that will not be reclassified to profit or loss	—	—	—	—
	Other comprehensive income attributable to non-controlling interests (net of tax)	19	(9)

8.	Total Comprehensive income	7,364	14,349	6,826	13,882

	– Attributable to equity holders of the Company	7,186	14,216
	– Attributable to non-controlling interests	178	133

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.3 Cash flow statement for the third quarter of 2018 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2018 Group	2017 Group	2018 Company	2017 Company
1.	Cash flows from operating activities
	Premiums received	435,288	405,749	435,288	405,749
	Net increase in policyholder deposits	20,860	35,751	20,860	35,751
	Net cash received from financial assets at fair value through profit or loss	—	80,879	—	81,654
	Net cash received from financial liabilities at fair value through profit or loss	898	1,356	—	—
	Cash received from other operating activities	7,372	5,205	3,740	3,670

	Sub-total of cash inflows from operating activities	464,418	528,940	459,888	526,824

	Cash paid for claims	(246,874)	(243,538)	(246,874)	(243,538)
	Net cash paid for reinsurance business	(1,174)	(371)	(1,174)	(371)
	Cash paid for brokerage and commission fees	(49,313)	(47,959)	(49,313)	(47,959)
	Cash paid for policyholder dividends	(15,348)	(16,819)	(15,348)	(16,819)
	Cash paid to and for employees	(16,275)	(14,012)	(15,381)	(13,336)
	Cash paid for taxes and surcharges	(12,177)	(6,205)	(11,499)	(5,633)
	Net cash paid for financial assets at fair value through profit or loss	(28,336)	—	(24,675)	—
	Cash paid for other operating activities	(18,488)	(20,247)	(16,398)	(19,765)

	Sub-total of cash outflows from operating activities	(387,985)	(349,151)	(380,662)	(347,421)

	Net cash flows from operating activities	76,433	179,789	79,226	179,403

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.3 Cash flow statement for the third quarter of 2018 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2018	2017	2018	2017
		Group	Group	Company	Company
2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	418,771	676,688	418,781	658,984
	Cash received from investment income	98,111	94,099	92,741	90,845
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	66	823	66	823
	Net cash received from securities purchased under agreements to resell	30,058	11,982	29,676	11,681
	Net cash received from the disposal of subsidiaries and other business units	—	—	351	92

	Sub-total of cash inflows from investing activities	547,006	783,592	541,615	762,425

	Cash paid for investments	(588,831)	(915,924)	(583,792)	(894,291)
	Net increase in policy loans	(25,169)	(8,753)	(25,169)	(8,753)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(10,650)	(6,726)	(9,437)	(5,299)
	Net cash paid for the acquisition of subsidiaries and other business units	(775)	—
	Cash paid for other investing activities	(299)	(399)	—	—

	Sub-total of cash outflows from investing activities	(625,724)	(931,802)	(618,398)	(908,343)

	Net cash flows from investing activities	(78,718)	(148,210)	(76,783)	(145,918)

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.3 Cash flow statement for the third quarter of 2018 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2018 Group	2017 Group	2018 Company	2017 Company
3.	Cash flows from financing activities
	Cash received from investment	1,562	1,126	—	—
	Including: Cash received from the investment of non-controlling interests by subsidiaries	1,562	1,126
	Cash received from borrowings	730	149	—	—
	Net cash received from securities sold under agreements to repurchase	32,317	—	31,578	—

	Sub-total of cash inflows from financing activities	34,609	1,275	31,578	—

	Cash repaid to lenders	—	(28,000)	—	(28,000)
	Cash paid for dividends and interests	(14,713)	(12,162)	(14,108)	(10,582)
	Net cash paid for securities sold under agreement to repurchase	—	(5,596)	—	(6,991)
	Cash paid for other financing activities	(312)	—	—	—

	Sub-total of cash outflows from financing activities	(15,025)	(45,758)	(14,108)	(45,573)

	Net cash flows from financing activities	19,584	(44,483)	17,470	(45,573)

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	(3)	(4)	121	14

5.	Net increase/(decrease) in cash and cash equivalents	17,296	(12,908)	(20,034)	(12,074)

	Add: Opening balance of cash and cash equivalents	48,586	67,046	44,186	62,606

6.	Closing balance of cash and cash equivalents	65,882	54,138	64,220	50,532

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department